VIA EDGAR
Mr. John P. Nolan, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BankAtlantic Bancorp, Inc. (the “Company”) Form 10-K for the year ended December 31, 2005 Forms 10-Q for the Quarters Ended March 31 and June 30, 2006 (File No. 001-13133)
Dear Mr. Nolan:
This letter is in response to comments of the Staff regarding the above-referenced filings which were provided in your letter to me, dated August 30, 2006.
Question 1
Form 10-Q for the Quarterly Period Ended June 30, 2006
Results of Operations
Non-Interest Income, page 35
1.	We note your disclosure on page 36 regarding the gain recognized on the exchange of branch facilities. Please provide us with your analysis describing how you determined that the non-monetary exchange has commercial substance. Refer to paragraphs 20 and 21 of APB 29, as amended by SFAS 153.
* * * * *
BankAtlantic exchanged a branch facility it owns on Singer Island (in Palm Beach County) for a branch facility located on Bird Road (in Miami-Dade County). The acquired branch was owned by an unrelated financial institution. While BankAtlantic previously had a branch facility on Bird Road, it had been seeking a better Bird Road site for several years. Further, the Singer Island branch exchanged was not as consistent with BankAtlantic’s low cost deposit growth model.
APB 29 paragraph 20 states that if a nonmonetary exchange transaction lacks commercial substance, the exchange shall be measured based on the recorded amount of the nonmonetary asset relinquished and not on the fair value of the asset exchanged. We believe that the exchange transaction had commercial substance and that the fair value accounting for the exchange was appropriate.
An exchange has commercial substance if the entity’s cash flows are expected to significantly change as a result of the exchange. This condition is met if the entity-specific value of the asset received differs from the entity-specific value of the asset transferred. This condition is also met if the risk, timing and amount of the future cash flows are expected to significantly change from the cash flows received on the asset transferred.

The anticipated cash flows from the property received are expected to be significantly different than the cash flows of the property transferred. Upon completion of the renovation of the newly acquired branch, we will move the existing Bird Road branch to the new location. In conjunction with the relocation of the existing Bird Road branch into the new branch, we anticipate incurring capital expenditures of approximately $1.8 million. Qualitatively, we believe that the new location is superior to the existing location and future cash flows will increase above what is currently being produced at the existing Bird Road location. The Singer Island branch has low potential for opening new accounts and gathering low cost deposits as it is located on an island with a high income market, with a limited potential customer base for our bank’s middle and lower income banking model. The demographics of the Bird Road location are more consistent with BankAtlantic’s business model. Even though the existing Bird Road branch is less attractive than the newly acquired branch, the existing Bird Road branch cash flows are 53% higher than the Singer Island branch cash flows. We anticipate that the superior location of the new Bird Road branch will result in enhanced cash flows compared to the existing Bird Road branch, and considerably better than those of the Singer Island branch we transferred in the exchange. Thus, the cash flows from the property received are anticipated to be significantly higher than the cash flows of the property transferred, resulting in the entity specific-value of the property received being significantly higher than the entity specific-value of the property transferred.
As a consequence of the exchange meeting all the criteria of APB 29, as amended by SFAS 153, we recorded the transaction at fair value of the property transferred. The fair value of the property transferred was obtained through an appraisal.
This accounting issue was discussed and approved at the Company’s June 21, 2006 GAAP Assessment Committee meeting. The memo discussed at the meeting is attached.
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BankAtlantic Bancorp, Inc. (“the Company”) is responsible for the adequacy and accuracy of the disclosures in its filings. The Company acknowledges that the Staffs’ comments do not preclude the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have attempted to address the comments raised in your letter and any concerns which the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (954) 940-5015.
Thank you for your assistance.
Very truly yours,
/s/ James A. White
James A. White
Chief Financial Officer
BankAtlantic Bancorp, Inc.

Memo

To:	GAAP Committee

From:	Barry Sharek

CC:

Date:	June 15, 2006

Re:	Exchange of Non-monetary Assets
Background
     BankAtlantic is acquiring real estate for the company’s store expansion strategy in Florida. BankAtlantic was approached by Wachovia in order to dispose of surplus branches garnered through the Wachovia/SouthTrust merger. BankAtlantic swapped the branch facility it owns on Singer Island (Palm Beach County) for a branch facility located on Bird Road in Miami owned by Wachovia. Currently, BankAtlantic has a branch facility on Bird Road, but has been seeking a better Bird Road site for several years. The transaction is a real estate for real estate swap with no cash involved. The transaction is structured to qualify as an IRC Section 1031 like-kind exchange.
Accounting Question
How should BankAtlantic record this transaction?
Analysis
     This transaction is a reciprocal transfer of non-monetary assets which is considered an exchange as BankAtlantic will have no substantial continuing involvement in the transferred asset. As per FAS 153 paragraph 1 an exchange of non-monetary assets should be measured at fair value. The only exception is when the non-monetary exchange does not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.
     In this transaction, BankAtlantic is exchanging property that was a full-service store on Singer Island for a branch that will be renovated into a new full-service store on Bird Road. As of April 2006, the Singer Island store had $3.5 million in total average assets, $23.4 million in average total deposits, and $13.1 million in average low cost deposits. Year-to-date (January 2006 through April 2006) the store’s net contribution was $124,000. The Bird Road store had $8.2 million in total average assets, $21.2 million in average total deposits, and $15.2 million in average low cost deposits. The store’s net contribution, Year-to-Date, was $190,000. During the same time period, the Singer Island store opened an average of 15.5 retail checking accounts per week versus 30.0 at the Bird Road store.
     The following is a snapshot showing Bird Road’s and Singer Island performance from January through April 2006.

$s in 000’s	Performance(1)
Category	Bird Road	Singer Island	BA Average
Net Contribution	$191	$124	$415
Non-Int Income	$240	$142	$376
Consumer Loans	$6,844	$2,585	$6,662
Small Bus Loans	$1,165	$609	$3,134
Low Cost Dep	$13,924	$12,117	$26,259
Net New LCDs	$2,334	$1,683	$2,451
Total Deposits	$19,775	$22,291	$45,269
Net New Tot Dep	$2,660	$1,555	$3,674
Yr Over Yr RT LCDs	43.91%	-0.10%	37.81%
Yr Over Yr Bus LCDs	43.02%	76.27%	39.24%
Yr Over Yr LCDs	43.58%	11.57%	36.55%
NC to Deposits	2.90%	2.75%	1.67%
Net New Accts	698	159	571
Net New LC Accts	682	162	547

(1)	Based on 2006 YTD (Jan — Apr) Results

(2)	Yr Over Yr RT and Bus LCDs, Yr Over Yr LCDs, & NC to Deposits are based off of April 2006 and April 2005 Only.
Conclusion
     By moving the Bird Road store to a new location, we anticipate that the superior location will increase future cash flows above what is currently being produced at the Bird Road location. The Singer Island store has low potential for opening new accounts and gathering low cost deposits as it is located on an island with a small grouping of possible customers. Further, the BankAtlantic business model caters more closely to the customers on Bird Road which is located in Miami-Dade County.
     The anticipated cash flows from the property received are expected to be significantly different than the cash flows of the property transferred. Currently, the old Bird Road cash flows are 53% higher than the Singer Island store. Additionally, we anticipate that the superior location of the new Bird Road store will result in enhanced cash flows compared to the old Bird Road store. Therefore, the transaction has commercial substance. As a consequence a gain or loss should be recorded based on the fair value of the asset surrendered.
     Accounting Literature
INTRODUCTION
1. This Statement addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. This Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

2. Opinion 29 is amended as follows: [Added text is underlined and deleted text is struck out.]
     a. Paragraph 3(c) and its related footnote 3:
Exchange (or exchange transaction) is a reciprocal transfer between an enterprise and another entity that results in the enterprise’s acquiring assets or services or satisfying liabilities by surrendering other assets or services or incurring other obligations. 3 A reciprocal transfer of a nonmonetary asset shall be deemed an exchange only if the transferor has no substantial continuing involvement in the transferred asset such that the usual risks and rewards of ownership of the asset are transferred.
Commercial Substance
21. A nonmonetary exchange has commercial substance if the entity’s future cash flows5b are expected to significantly change as a result of the exchange. The entity’s future cash flows are expected to significantly change if either of the following criteria is met:
a. The configuration (risk, timing, and amount)5c of the future cash flows of the asset(s) received differs significantly from the configuration of the future cash flows of the asset(s) transferred.
b. The entity-specific value5d of the asset(s) received differs from the entity-specific value of the asset(s) transferred, and the difference is significant in relation to the fair values of the assets exchanged.
A qualitative assessment will, in some cases, be conclusive in determining that the estimated cash flows of the entity are expected to significantly change as a result of the exchange.

5b	FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, contains guidance that may be useful in evaluating changes in future cash flows.

5c	The configuration of future cash flows is composed of the risk, timing, and amount of the cash flows. A change in any one of those elements would be a change in configuration.

5d	An entity-specific value (referred to as an entity-specific measurement in Concepts Statement 7) is different from a fair value measurement. As described in paragraph 24(b) of Concepts Statement 7, an entity-specific value attempts to capture the value of an asset or liability in the context of a particular entity. For example, an entity computing an entity-specific value of an asset would use its expectations about its use of that asset rather than the use assumed by marketplace participants. If it is determined that the transaction has commercial substance, the exchange would be measured at fair value, rather than at the entity-specific value.

21A. In the United States and some other tax jurisdictions, a transaction is not given effect for tax purposes unless it serves a legitimate business purpose other than tax avoidance. In assessing the commercial substance of an exchange, tax cash flows that arise solely because the tax business purpose is based on achieving a specified financial reporting result shall not be considered.